SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                       VIDEO NETWORK COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    674421201
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[ X ]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                       ---------------------------------

CUSIP No.   674421201            13G                Page 2 of 10 Pages
------------------------                       ---------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Firebrand Financial Group, Inc.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) [  ]
                                                                    (b) [  ]

--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------- ----------------------------------------------------------------------

                           5      SOLE VOTING POWER
NUMBER OF
SHARES                                     0
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
EACH                       6      SHARED VOTING POWER
REPORTING
PERSON                                     4,599,071 Shares
WITH                       ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                           0
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           4,599,071 Shares
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,599,071 Shares
--------- ----------------------------------------------------------------------

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                               [   ]

--------- ----------------------------------------------------------------------


11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.8%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   HC
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                       ---------------------------------

CUSIP No.   674421201            13G                Page 3 of 10 Pages
------------------------                       ---------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   EarlyBirdCapital.com Inc.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) [  ]
                                                                    (b) [  ]

--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
--------- ----------------------------------------------------------------------

                           5      SOLE VOTING POWER
NUMBER OF
SHARES                                     0
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
EACH                       6      SHARED VOTING POWER
REPORTING
PERSON                                     4,494,071 Shares
WITH                       ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                           0
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           4,494,071 Shares
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,494,071 Shares
--------- ----------------------------------------------------------------------

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                               [   ]

--------- ----------------------------------------------------------------------


11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.6%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   HC
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                       ---------------------------------

CUSIP No.   674421201            13G                Page 4 of 10 Pages
------------------------                       ---------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Dalewood Associates, Inc.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) [  ]
                                                                    (b) [  ]

--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
--------- ----------------------------------------------------------------------

                           5      SOLE VOTING POWER
NUMBER OF
SHARES                                     0
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
EACH                       6      SHARED VOTING POWER
REPORTING
PERSON                                     4,061,728 Shares
WITH                       ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                           0
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           4,061,728 Shares
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,061,728 Shares
--------- ----------------------------------------------------------------------

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                               [   ]

--------- ----------------------------------------------------------------------


11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.0%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   CO
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                       ---------------------------------

CUSIP No.   674421201            13G                Page 5 of 10 Pages
------------------------                       ---------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Dalewood Associates, L.P.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) [  ]
                                                                    (b) [  ]

--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
--------- ----------------------------------------------------------------------

                           5      SOLE VOTING POWER
NUMBER OF
SHARES                                     0
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
EACH                       6      SHARED VOTING POWER
REPORTING
PERSON                                     4,061,728 Shares
WITH                       ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                           0
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           4,061,728 Shares
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,061,728 Shares
--------- ----------------------------------------------------------------------

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                               [   ]

--------- ----------------------------------------------------------------------


11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.0%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   PN
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                       ---------------------------------

CUSIP No.   674421201                               Page 6 of 10 Pages
------------------------                       ---------------------------------

Item 1(a).        Name of Issuer:

                  Video Network Communications, Inc.
                  --------------------------------------------------------------

Item 1(b.)        Address of Issuer's Principal Executive Offices:

                  50 International Drive, Portsmouth, New Hampshire 03801
                  --------------------------------------------------------------

Item 2(a).        Name of Persons Filing:

                  (1) Firebrand Financial Group, Inc. ("FFGI")
                  --------------------------------------------------------------
                  (2) EarlyBirdCapital.com, Inc. ("EBC.com")
                  --------------------------------------------------------------
                  (3) Dalewood Associates, Inc. ("Dalewood")
                  --------------------------------------------------------------
                  (4) Dalewood Associates, L.P. ("Dalewood LP")
                  --------------------------------------------------------------

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business address of each of FFGI, EBC.com,
                  --------------------------------------------------------------
                  Dalewood and Dalewood LP is One State Street Plaza, 24th
                  --------------------------------------------------------------
                  Floor, New York, New York 10004
                  --------------------------------------------------------------

Item 2(c).        Citizenship:

                  (1) FFGI is a Delaware corporation
                  --------------------------------------------------------------
                  (2) EBC.com is a New York corporation
                  --------------------------------------------------------------
                  (3) Dalewood is a New York corporation
                  --------------------------------------------------------------
                  (4) Dalewood LP is a New York partnership
                  --------------------------------------------------------------

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share
                  --------------------------------------------------------------

Item 2(e).        CUSIP Number:

                  674421201
                  --------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

   (a)  [  ]  Broker or dealer registered under Section 15 of the Exchange Act;

   (b)  [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

   (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

   (d)  [  ]  Investment company registered under Section 8 of the Investment
              Company Act;

   (e)  [  ]  An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

   (f)  [  ]  An employee benefit plan or endowment fund in accordance with Rule
              13d-1(b)(1)(ii)(F);

   (g)  [  ]  A parent holding company or control person in accordance with Rule
              13d-1(b)(ii)(G)

   (h)  [  ]  A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act;

   (i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

   (j)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

------------------------                       ---------------------------------

CUSIP No.   674421201                               Page 7 of 10 Pages
------------------------                       ---------------------------------

Item 4.      Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

                   (1) FFGI does not directly own any shares of common stock of the issuer. FFGI is the majority stockholder of EBC.com. EBC.com wholly owns Dalewood and EarlyBirdCapital, Inc. ("EBC"). Dalewood is the general partner of Dalewood LP. Additionally, FFGI is the sole shareholder of GKN Securities Corp. ("GKN").

                           EBC owns of record currently exercisable securities to purchase an aggregate of 432,343 shares of common stock of the issuer, consisting of the following: (i) options to purchase Units of the issuer, exercisable at $11.10 per Unit and entitling EBC to purchase in the aggregate 52,800 shares of common stock and warrants to purchase 52,800 shares of common stock, each warrant exercisable at $20 per share; (ii) extra warrants to purchase in the aggregate 7,920 shares of common stock exercisable at $20 per share; (iii) an option to purchase 139,123 shares of common stock exercisable at $3.94 per share; and (iv) options exercisable at $.50 per share and warrant, each warrant to purchase one share of common stock at $2.00. Such option is exercisable to purchase in the aggregate, 143,760 shares of common stock and warrants to purchase 35,940 shares of common stock, for a total of 179,700 shares of common stock.

                           Dalewood LP owns of record 3,838,610 shares of common stock of the issuer and currently exercisable securities to purchase an aggregate of 223,118 shares of common stock of the issuer, consisting of the following: (i) warrants to purchase 103,833 shares of common stock and extra warrants to purchase 15,575 shares of common stock, each exercisable at $20.00 per share; (ii) warrants to purchase 37,943 shares of common stock exercisable at $5.93 per share; (iv) warrants to purchase 25,295 shares of common stock exercisable at $5.93 per share; and (v) warrants to purchase 40,472 shares of common stock exercisable at $3.94 per share.

                           GKN owns of record a currently exercisable option to purchase Units of the issuer, exercisable at $61.88 per Unit and entitling GKN to purchase in the aggregate, 63,000 shares of common stock and warrants to purchase 42,000 shares of common stock, each warrant exercisable at $33.00 per share.

                           Accordingly, FFGI may be deemed to beneficially own 4,599,071 shares of the issuer's common stock.

                   (2) EBC.com does not directly own any shares of common stock of the issuer. Because EBC.com wholly owns Dalewood and EBC, EBC.com would be deemed to have beneficial ownership of 4,494,071 shares of common stock of the issuer beneficially owned by Dalewood and EBC.

                   (3) Dalewood does not directly own any shares of common stock of the issuer. As the general partner of Dalewood LP, Dalewood would be deemed to have beneficial ownership of the 4,061,728 shares of common stock of the issuer beneficially owned by Dalewood LP.

                   (4) Dalewood LP owns of record 3,838,610 shares of common stock of the issuer and currently exercisable securities to purchase an aggregate of 223,118 shares of common stock of the issuer, consisting of the following: (i) warrants to purchase 103,833 shares of common stock and extra warrants to purchase 15,575 shares of common stock, each exercisable at $20.00

------------------------                       ---------------------------------

CUSIP No.   674421201                               Page 8 of 10 Pages
------------------------                       ---------------------------------

                           per share; (ii) warrants to purchase 37,943 shares of common stock exercisable at $5.93 per share; (iv) warrants to purchase 25,295 shares of common stock exercisable at $5.93 per share; and (v) warrants to purchase 40,472 shares of common stock exercisable at $3.94 per share.

                  Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of the securities described herein for any other purpose.

        (b) Percent of Class:
                   (1)     FFGI: 7.8%
                   (2)     EBC.com: 7.6%
                   (3)     Dalewood: 7.0%
                   (4)     Dalewood LP: 7.0%

                  The foregoing percentages are based upon 58,139,783 shares of common stock outstanding as of November 19, 2002. For each beneficial owner, shares of common stock subject to options or warrants exercisable within 60 days of the date of this
                  Schedule 13G are deemed outstanding in connection with the calculation of such person's beneficial ownership.

        (c) Number of shares as to which such person has:
           (i) Sole power to vote or to direct the vote:
                   (1)     FFGI: 0
                   (2)     EBC.com: 0
                   (3)     Dalewood: 0
                   (4)     Dalewood LP: 0

           (ii) Shared power to vote or to direct the vote:
                   (1)     FFGI: 4,599,071 Shares
                   (2)     EBC.com: 4,494,071 Shares
                   (3)     Dalewood: 4,061,728 Shares
                   (4)     Dalewood LP: 4,061,728 Shares

           (iii) Sole power to dispose or to direct the disposition of:
                   (1)     FFGI: 0
                   (2)     EBC.com: 0
                   (3)     Dalewood: 0
                   (4)     Dalewood LP: 0

           (iv)  Shared power to dispose or to direct the disposition of:
                   (1)     FFGI: 4,599,071 Shares
                   (2)     EBC.com: 4,494,071 Shares
                   (3)     Dalewood: 4,061,728 Shares
                   (4)     Dalewood LP: 4,061,728 Shares

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.      Ownership of Five Percent or Less of a Class

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

------------------------                       ---------------------------------

CUSIP No.   674421201                               Page 9 of 10 Pages
------------------------                       ---------------------------------


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             FFGI is the majority stockholder of EBC.com (which wholly-owns Dalewood, the general partner of Dalewood LP) and is the sole stockholder of GKN. Therefore, it may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by EBC.com.

             Dalewood and EBC are wholly-owned subsidiaries of EBC.com and EBC.com, therefore, may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Dalewood or EBC.

             Dalewood is the general partner of Dalewood LP and therefore may be may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Dalewood LP.

             Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Each reporting person disclaims beneficial ownership of the securities described herein for any other purpose.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             None.

Item 8.      Identification and Classification of Members of the Group.

             None.

Item 9.      Notice of Dissolution of Group.

             None.

Item 10.     Certifications.

             By signing below, each of the reporting persons certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------------------                       ---------------------------------

CUSIP No.   674421201                               Page 10 of 10 Pages
------------------------                       ---------------------------------


                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 21, 2003


                                   FIREBRAND FINANCIAL GROUP, INC.


                                By:  /s/ David M. Nussbaum
                                   ---------------------------------------------
                                   Name:    David M. Nussbaum
                                   Title:   Chairman and Chief Executive Officer


                                   EARLYBIRDCAPITAL.COM INC.


                                By:  /s/ Steven Levine
                                   ---------------------------------------------
                                   Name:    Steven Levine
                                   Title:   Executive Vice President


                                   DALEWOOD ASSOCIATES, INC.


                                By:  /s/ Steven Levine
                                   ---------------------------------------------
                                   Name:    Steven Levine
                                   Title:   Senior Vice President


                                   DALEWOOD ASSOCIATES, L.P.


                               By: Dalewood Associates, Inc., General Partner



                                By:  /s/ Steven Levine
                                   ---------------------------------------------
                                   Name:    Steven Levine
                                   Title:   Senior Vice President